

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. John C. Corey
President and Chief Executive Officer
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

Re: Stoneridge, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 001-13337

Dear Mr. Corey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director